UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40974

GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto is the following exhibit.

Exhibit 99.1	Press release issued by Registrant on August 8, 2022.

The First Amended & Restated 12nm & 14nm Technology Pricing Agreement between GLOBALFOUNDRIES Singapore Pte. Ltd. and Qualcomm Global Trading Pte. Ltd. is an extension of Qualcomm’s long-term capacity reservation agreement with GlobalFoundries that adds $4.2 billion in incremental wafer purchases from GlobalFoundries’ Malta, New York facility. With this extension, the total long-term capacity reservation agreement with Qualcomm now represents approximately $7.4 billion in global revenue for GlobalFoundries through 2028 across multiple technologies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: August 8, 2022	By:	/s/ Dr. Thomas Caulfield
	Name:	Dr. Thomas Caulfield
	Title:	President & Chief Executive Officer